Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc. on January 5, 2010.

Forward-Looking Statements

These communications contain forward-looking statements regarding Kraft Foods’ offer to combine with Cadbury plc. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors set forth in Kraft Foods’ filings with the Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4 filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications, except as required by applicable law or regulation.

Additional US-Related Information

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury plc or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC in connection with the offer. Cadbury plc shareholders should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

5 January 2010

OFFER

by

KRAFT FOODS INC. (“KRAFT FOODS”)

for

CADBURY PLC (“CADBURY”)

EXTENSION OF OFFER

On 9 November 2009, Kraft Foods announced its firm intention to make an offer to acquire the whole of the issued and to be issued share capital of Cadbury (the “Offer”). The full terms and conditions of the Offer and the procedures for acceptance were set out in the offer documentation issued by Kraft Foods on 4 December 2009 (the “Offer Documentation”).

The Offer, which remains subject to the terms and conditions set out in the Offer Documentation, is being extended and will remain open for acceptance until the next closing date which will be 1.00 p.m. (London time) on 2 February 2010.

The Mix and Match Facility remains open in accordance with the terms and conditions set out in the Offer Documentation and will remain open until the end of the Subsequent Offer Period.

Cadbury Securityholders who have not yet accepted the Offer are urged to do so as soon as possible and in any event by 1.00 p.m. (London time) on 2 February 2010. Cadbury Securityholders holding via intermediaries should confirm the instruction deadline which the intermediaries have established to accept the Offer on their behalf. Full details of how to accept the Offer are set out in the Offer Documentation, which is available at: www.transactioninfo.com/kraftfoods/

Kraft Foods also announces that it has today published a Question & Answer document in relation to its definitive proxy statement filed on 18 December 2009. This document can be found at: www.transactioninfo.com/kraftfoods/

Kraft Foods will announce the levels of acceptances of the Offer as at 1.00 p.m. (London time) today, being the first closing date of the Offer, by 8.00 a.m. (London time) on Wednesday 6 January 2010 in accordance with the UK Takeover Code.

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Offer Document.

Enquiries

Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Brunswick Group (public relations)

Richard Jacques		+44 20 7404 5959
Jonathan Glass		+44 20 7404 5959

Further information

This announcement will be available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/) by no later than 12 noon (London time) on 6 January 2010.

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The full terms and conditions of the Offer, including details of how the Offer may be accepted, are set out in the Offer Documentation. Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website. In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

The Offer is not being extended and will not be extended, directly or indirectly, in or into or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction or would require registration of the New Kraft Foods Shares, other than the US (a “Restricted Jurisdiction”). Accordingly, copies of this announcement and the Offer-related documentation are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, custodians, nominees, and trustees) should observe these restrictions. Failure to observe such restrictions may render any purported acceptance of the Offer invalid.

Forward-Looking Statements

This announcement contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the Offer, and the risk factors set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4 filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC in connection with the Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at: www.kraftfoodscompany.com

Contacts:	Perry Yeatman (Media)	Chris Jakubik (Investors)
	847-646-4538	847-646-5494
	news@kraft.com	ir@kraft.com

KRAFT FOODS EXTENDS OFFER DEADLINE AND ANSWERS KFT SHAREHOLDER

QUESTIONS REGARDING DECEMBER 18, 2009 PROXY STATEMENT

NORTHFIELD, Ill., Jan. 5, 2010 – Kraft Foods (NYSE: KFT) today announced that it will extend the acceptance period for Cadbury plc securityholders to tender their shares from January 5 to February 2, 2010. This is common practice in the UK and in no way changes the terms of the offer or other deadlines set for this potential transaction under the UK takeover code. For more information on the deadline extension, go to www.transactioninfo.com/kraftfoods to read the full version of the press release announcing the extension.

Kraft Foods also published today a Question & Answer document that addresses questions related to the December 18, 2009 proxy statement. This document, which is meant to help all KFT shareholders understand this inherently complicated cross-border transaction, can be found on www.transactioninfo.com/kraftfoods. It covers important topics like whether our offer is final, how the number of new shares needed was calculated and what KFT shareholders need to do now.

About Kraft Foods

Kraft Foods (www.kraftfoodscompany.com) makes today delicious in 150 countries around the globe. Our 100,000 employees work tirelessly to make delicious foods consumers can feel good about. From American brand icons like Kraft cheeses, dinners and dressings, Maxwell House coffees and Oscar Mayer meats, to global powerhouse brands like Oreo and LU biscuits, Philadelphia cream cheeses, Jacobs and Carte Noire coffees, Tang powdered beverages and Milka, Côte d’Or, Lacta and Toblerone chocolates, our brands deliver millions of smiles every day. Kraft Foods (NYSE: KFT) is the world’s second largest food company with 2008 revenues of $42 billion. The company is a member of the Dow Jones Industrial Average, Standard & Poor’s 500, the Dow Jones Sustainability Index and the Ethibel Sustainability Index.

Forward Looking Statements / Safe-Harbor

This announcement contains forward-looking statements regarding Kraft Foods’ offer to combine with Cadbury. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4 filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-Related Information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC in connection with the offer. Cadbury shareholders who are US or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

— make today delicious —

2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

5 January 2010

OFFER

by

KRAFT FOODS INC. (“KRAFT FOODS”)

for

CADBURY PLC (“CADBURY”)

Kraft Foods Offer to Include Partial Cash Alternative Enabled by Net Proceeds from

Sale of North American Pizza Business

This morning, Kraft Foods announced a definitive agreement to sell the assets of its North American pizza business to Nestlé for a total consideration of US$3.7 billion.

Following this news, Kraft Foods is now announcing it will use an amount equivalent to the full net proceeds from the sale (less taxes and deleveraging to maintain its investment grade credit rating) to fund a partial cash alternative (the “Partial Cash Alternative”) as part of its Offer for Cadbury plc.

Kraft Foods is doing this because of the desire expressed by some Cadbury Securityholders to have a greater proportion of the Offer in cash and because Kraft Foods Shareholders have expressed a desire for Kraft Foods to be more sparing in its use of undervalued Kraft Foods Shares as currency for the Offer.

Kraft Foods continues to believe that its share price is depressed as a consequence of a number of short term factors which it believes will dissipate once the uncertainty surrounding its Offer for Cadbury is resolved. Therefore, it will apply an amount equivalent to the net proceeds from the pizza sale, estimated to be 60 pence per Cadbury Share or 240 pence per Cadbury ADS, to fund a Partial Cash Alternative to its Offer to acquire Cadbury. Kraft Foods will announce the detailed terms of the Partial Cash Alternative on or before 19 January 2010 (being the last day for Kraft Foods to amend the terms of the Offer).

Cadbury Securityholders who accept the Offer and elect to receive the Partial Cash Alternative will be able to receive an additional 60 pence per Cadbury Share or an additional 240 pence per Cadbury ADS in cash in place of some of the New Kraft Foods Shares they would have otherwise been entitled to receive under the Offer.

The price at which Cadbury Securityholders will be able to substitute cash for New Kraft Foods Shares under this Partial Cash Alternative will be the market price, in pounds sterling at the then current exchange rate, of a Kraft Foods Share at the close of business on the day before Kraft Foods announces the detailed terms of the Partial Cash Alternative.

Until the detailed terms of the Partial Cash Alternative are announced, the Offer remains unchanged. Once the terms of the Partial Cash Alternative are set, its value may be more or less than that of the basic terms of the Offer depending on the prevailing market price of a Kraft Foods Share and the US dollar/pounds sterling exchange rate.

Cadbury Securityholders who believe they might want to receive the Partial Cash Alternative should wait for the publication and/or filing, as applicable, of the revised offer documentation. This documentation will be published and/or filed, as applicable, on or before 19 January 2010.

Lazard & Co., Limited, Centerview Partners UK LLP, Citigroup Global Markets Limited and Deutsche Bank AG, London Branch are satisfied that sufficient resources are available to Kraft Foods to satisfy in full the cash consideration payable as a result of full acceptance of the Offer (including payments made pursuant to the Partial Cash Alternative as described above).

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Offer Document.

Enquiries:

Kraft Foods
Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Lazard (lead financial adviser)
Jeffrey Rosen		+1 212 632 6000
Antonio Weiss		+1 212 632 6000
William Rucker		+44 20 7187 2000
Peter Kiernan		+44 20 7187 2000

Citigroup (corporate broking)
David James	+44 20 7986 4000

Deutsche Bank (corporate broking)
James Agnew	+44 20 7545 8000

Brunswick Group (public relations)
Richard Jacques	+44 20 7404 5959
Jonathan Glass	+44 20 7404 5959

Financial advisers:

Centerview Partners
Robert Pruzan

Citigroup
Leon Kalvaria

Deutsche Bank
Nigel Meek

Further information

This announcement will be available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/) by no later than 12 noon (London time) on 6 January 2010.

Lazard & Co., Limited, which is authorised and regulated in the UK by the FSA, is acting as financial adviser to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Lazard & Co., Limited, nor for providing advice in relation to the Offer or any matters referred to herein.

Centerview Partners UK LLP, which is authorised and regulated in the UK by the FSA, is acting as financial adviser to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Centerview Partners UK LLP, nor for providing advice in relation to the Offer or any matters referred to herein.

Citigroup Global Markets Limited, which is authorised and regulated in the UK by the FSA, is acting as financial adviser and corporate broker to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Citigroup Global Markets Limited, nor for providing advice in relation to the Offer or any matters referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the FSA. Details about the extent of Deutsche Bank AG’s authorisation and regulation by the FSA are available on request. Deutsche Bank AG, London Branch (and its affiliates) are acting as financial adviser and corporate broker to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Deutsche Bank AG, London Branch (or its affiliates), nor for providing advice in relation to the Offer or any matters referred to herein.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise. The revised Offer will be made solely by the revised offer documentation, which will contain the full conditions and revised terms of the Offer, including details of the Partial Cash Alternative.

This announcement is not a prospectus and investors should not subscribe for any New Kraft Foods Shares except on the basis of information in the Prospectus (and supplementary prospectus) or the Registration Statement (as appropriate) which have been published and/or filed and which are available from Kraft Foods’ website (www.transactioninfo.com/kraftfoods/) from time to time. The New Kraft Foods Shares are not being offered to the public by means of this announcement. In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

This announcement has been prepared in accordance with English law and the Takeover Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The release, publication or distribution of this announcement and any other applicable Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in the UK, the US, Canada, France, Ireland or Spain, may be affected by the laws or regulations of relevant jurisdictions. Therefore, any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, or Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

The Offer is not being extended, and will not be extended, directly or indirectly, in or into, or by use of mails or any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction or would require registration of the New Kraft Foods Shares, other than the US (a “Restricted Jurisdiction”). Accordingly, copies of this announcement and the Offer-related documentation are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving this announcement (including, without limitation, custodians, nominees, and trustees) should observe these restrictions. Failure to observe these restrictions may render any purported acceptance of the Offer invalid.

Kraft Foods reserves the right to elect, with the agreement of Cadbury and the consent of the Panel (where necessary), to implement the acquisition of Cadbury by way of a court-approved scheme of arrangement in accordance with Part 26 of the 2006 Act. In such event, the acquisition will be implemented on substantially the same terms, subject to appropriate amendments, as those which would apply to the Offer.

Notice to US investors

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for securities, nor is it a solicitation of any vote or approval in any jurisdiction, nor will there be any purchase or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

The revised Offer will be made pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the Takeover Code. Accordingly, the revised Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under US domestic tender offer procedures and law.

The receipt of cash and New Kraft Foods Shares pursuant to the Offer by a United States holder of Cadbury Shares may be a taxable transaction for United States federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each holder of Cadbury Shares is urged to consult his independent professional adviser regarding the tax consequences of acceptance of the Offer.

Cadbury is incorporated under the laws of England and Wales. All or some of the directors of Cadbury are residents of countries other than the United States. As a result, it may not be possible for Cadbury US Shareholders to effect service of process within the United States upon Cadbury or such directors of Cadbury or to enforce against any of such directors judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Cadbury or its officers or directors in a non-US court for violations of US securities laws.

Forward-looking statements

Certain statements contained or incorporated by reference in this announcement may constitute “forward-looking statements”. All statements in this announcement, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of Kraft Foods, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such statements. Such factors include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, Kraft Foods’ ability to differentiate its products from retailer brands, unanticipated expenses in connection with litigation, settlement of legal disputes, regulatory investigations or enforcement actions, Kraft Foods’ indebtedness and ability to pay its indebtedness, the shift in consumer preference to lower priced products, risks from operating outside the US, tax law changes, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other Conditions of the Offer, adverse effects on the market price of Kraft Foods Shares and on Kraft Foods’ operating results because of a failure to complete the proposed acquisition, failure to realise the expected benefits of the proposed acquisition, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the Combined Group following the completion of the proposed acquisition. For more information on these and other factors that could affect Kraft Foods’ forward-looking statements, please also see the section entitled “Risk Factors” in the Prospectus or in the US Offer Document, as applicable, and the risk factors in Kraft Foods’ filings with the SEC, including Kraft Foods’ most recently filed annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement except as required by applicable law or regulation.

Additional US-related information

Kraft Foods has filed the Registration Statement and tender offer documents with the SEC in connection with the Offer. Cadbury US Shareholders, Cadbury Canadian Shareholders and Cadbury ADS Holders, wherever located, should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the Offer as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.Kraftfoodscompany.com.

Q&A regarding December 18, 2009 Definitive Proxy Statement to KFT Shareholders

On December 18, 2009 we filed a definitive proxy statement, which we have also mailed to Kraft Foods shareholders. The proxy statement relates to our offer to acquire Cadbury plc. Since our mailing of the proxy statement, we’ve received a number of questions from our shareholders. That’s understandable given the complexity of cross-border transactions and the numerous regulatory aspects these types of transactions entail.

To that end, we’ve developed this brief Q&A to answer our shareholders’ questions.

1)	Is the offer outlined in the proxy statement the final offer?

The proxy statement describes the offer that we announced on November 9, 2009. Under UK Takeover Panel rules, we have the right to change the offer until January 19, 2010 (“Day 46” under the UK Takeover Code. See question #6 below). We may or may not exercise that right. However, if we do exercise that right, we will file a supplement to the proxy statement so you will know what the terms of our offer are at the time you vote on the share issuance. Based on the current schedule, this would give you nearly two weeks before the special shareholder meeting on February 1, 2010.

2)	Are you asking me to vote before I know the final terms of our offer?

No. You will have nearly two weeks before the polls close to consider the final terms of our offer. (See question #1 above). If there are new terms or other material information about the offer, you will receive a supplement to the proxy statement. All shareholders will have the information they need to make an informed vote. Further, shareholders can change their votes before the meeting. (See question #7 below).

3)	Why did management request approval for up to 370 million shares?

That is the calculation of what we’d need to exchange with Cadbury shareholders if 100% of them tender their shares on the basis of our offer as announced on November 9, rounded up from approximately 366 million to 370 million.

4)	Am I voting to give Kraft Foods the authority to issue more shares than the number indicated in the proxy statement?

No. Under the resolution in the proxy statement, we would be able to issue up to 370 million shares for the transaction but would not receive authority to issue a higher number or to use the shares for purposes other than the proxy statement describes.

5)	Could the number of shares issued in the offer be less than what is listed in the proxy statement?

We have the right to change our offer until January 19, 2010. (See question #1 above). It is possible that we will issue fewer shares and in all cases we will only use the number of shares we need to complete the offer or any revised offer. This number might be less than what is requested in the proxy statement.

6)	Does the extension you announced today change the overall timeline?

It extends the deadline for Cadbury shareholders to tender their shares from January 5, 2010 to February 2, 2010. Extensions are typical in the UK. The rest of the timeline remains the same and under normal circumstances will play out as follows:

•	Day 39 (Jan 12) Last day for new information from Cadbury

•	Day 42 (Jan 15) Last day for Cadbury’s detailed estimated trading results for 2009

•	Day 46 (Jan 19) Last day for Kraft Foods to improve our offer

•	Day 59 (Feb 1) Date of special meeting of Kraft Foods shareholders

•	Day 60 (Feb 2) Last day for fulfillment of acceptance condition and last day for Cadbury shareholders to tender in the initial offer period

However, while the process timeframe is fixed, there are some events that could change the way it actually plays out. For example, if another bidder put a formal offer on the table, then the 60-day time limit in which we have to complete our offer would be reset. Because of this, we can’t predict with 100% certainty the exact timing for each of the subsequent deadlines.

7)	By when do I have to vote?

Polls close at the meeting on February 1, 2010. However, given the complexity of this type of cross-border transaction, we sent you the proxy statement in mid-December so that you would have plenty of time to educate yourself on the terms of the offer, which is the context in which we’d be issuing and exchanging Kraft Foods shares.

To vote your shares, follow the instructions under Question 14 on page 4 of the proxy statement. The instructions describe the voting processes for registered shareholders and for shareholders who hold in street name. As a reminder, you can vote or change your vote by the deadlines set forth in the proxy statement.

8)	If I vote before February 1 and the offer changes, can I change my vote?

Yes. You may change your vote by following the instructions under Question 18 on page 5 of the proxy statement.

RESPONSIBILITY STATEMENT

The directors of Kraft Foods accept responsibility for the information contained in this document, except that the only responsibility accepted by them in respect of the information contained in this document relating to the Cadbury group, which has been compiled from public sources, is to ensure that information is correctly and fairly reproduced and presented. To the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this document and for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of that information.